

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 21, 2016

John N. Simons, Jr.
Chief Executive Officer
AdvancePierre Foods Holdings, Inc.
9987 Carver Road
Blue Ash, OH 45242

> **Re: AdvancePierre Foods Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2016**
> **File No. 333-210674**

Dear Mr. Simons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 69

1.   We have reviewed the supplemental information regarding your estimated IPO price range in response to comment 14 from our letter dated May 6, 2016. Your response addresses the estimated fair value per share derived from the valuation performed in April compared to the midpoint of your IPO price range. In order to better understand the qualitative and quantitative factors you believe support the variance in prices, address the following:

John N. Simons, Jr.
AdvancePierre Foods Holdings, Inc.
June 21, 2016
Page 2

- Tell us when management or the Board of Directors began to consider an IPO and highlight relevant milestones such as initial discussions with underwriters, selection of the underwriters, and when initial pricing was discussed. Also, describe information provided by underwriters during the selection process such as market multiples or other information suggestive of a potential price range.

- On page 3 of your response, you reference updated market conditions used in the determination of the IPO price range based on discussions with the "Representatives." Describe the updated market conditions or industry/company events that resulted in the difference between the fair value of your common stock per the April Valuation Report and the IPO price range. In addition, quantify the relevant market metric changes between these dates based on what was relied upon for the April valuation.

- Also on page 3, you explain that the IPO price range does not take into account the probability of alternative outcomes. In that regard, for the April Valuation Report, tell us more about the assumptions used for each alternative outcome considered. As part of your response, identify each scenario, the methods used to value the scenario, the price conclusion for each scenario, and the weighting applied to that scenario.

2.   Disclosure on page 71 of your filing identifies factors underlying the increase in the fair value of your restricted shares from $275 to $505 (e.g., updates to the implied multiple of earnings applied to Adjusted EBITDA based on current market activity and your achieved growth, adjustment of the non-marketability discount to reflect a reduced time horizon for a potential liquidity event, etc.). Please provide additional detail describing the qualitative factors that help to explain this change in fair value. Explain the components of the adjustments to EBITDA that gave rise to the increase in valuation, and provide the change in discount rates and growth achievements supporting your conclusions.

In addition, tell us whether the valuations for restricted shares granted during the quarters ended October 3, 2015 and January 2, 2016 were based on approaches that take into account the probability of alternative outcomes. As part of your response, identify each scenario, the methods used to value the scenario, the price conclusion for each scenario, and the weighting applied to that scenario.

Industry, page 73

3.   We note the new statistical information you added to this section. With your next amendment, please file as exhibits appropriate consents from all third parties which you commissioned to research these matters for use in connection with the registration statement and whose statistical data or findings you cite, as required by Section 7. See Securities Act Rule 436.

Exhibit 5.1

4.   Counsel indicates in part that it has examined the documents it "deemed necessary or appropriate as a basis for" its opinions. Moreover, counsel states: "As to any facts relevant to the opinions stated herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and the Selling Stockholders and others and of public officials." Notwithstanding these statements, the opinion includes assumptions that assume material facts underlying the opinion.

Please obtain and file as an exhibit a revised opinion of counsel which is complete and which does not include assumptions that assume material facts underlying the opinion or that assume readily ascertainable facts. For example, we note the language in romanettes (iii) and (iv) in numbered opinion paragraph 1 suggesting that the opinion is conditioned upon the Company having taken all necessary corporate action to approve the issuance and sale of the shares, as well as the terms of the issuance and sale of the shares not violating any applicable law or resulting in a default under or breach of any agreement binding upon the Company. For guidance, please refer to Sections II.A.2 and II.B.3.a. of Staff Legal Bulletin 19 (Corp. Fin.), October 14, 2011, which is available at www.sec.gov/interps/legal/cfslb19.htm.

Exhibits

5.   You appear to have filed incomplete and unexecuted versions of several new agreements. Please file executed copies of the term loan credit agreement (Exhibit 10.5) and the amendment to the amended and restated credit agreement (Exhibit 10.6). Also please re-file any incomplete versions of agreements (including Exhibits 10.5, 10.6, and the amended employment agreement filed as Exhibit 10.12) so that, in each case, the exhibit as filed includes any schedules and exhibits that constitute part of the agreement.

John N. Simons, Jr.
AdvancePierre Foods Holdings, Inc.
June 21, 2016
Page 4

<u>Closing Comments</u>

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jonathan Ko, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP